Hudson Valuation Group
One Glenlake Parkway, Suite 700 | Atlanta, GA 30328
(678) 638-6326 | www.hudsonvaluation.com

PRIVILEGED AND CONFIDENTIAL

June 1, 2017

Mr. Tiziano Lazzaretti
Chief Financial Officer
Rasna Therapeutics Inc
55 Park Lane
London W1K 1NA

Dear Mr. Lazzaretti:

In accordance with your request, we are pleased to submit this letter of conclusion presenting our determination of the fair values of NPM-1 In Process Research and Development ("IPR&D") as of September 30, 2013, and LSD-1 IPR&D as of May 17, 2016, (collectively the "Valuation Dates"). We understand this valuation will be used by Rasna Therapeutics Inc. ("Rasna" or the "Company") for financial reporting purposes.

STANDARD OF VALUE

The standard of value is fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.[1]

PURPOSE AND SCOPE

The NPM-1 IPR&D valuation will be used for the opening balance sheet associated with the formation of Arna Therapeutics Inc. It is our understanding that Panetta Partners Limited assigned its rights to the NPM-1 IPR&D, and the Company requires our assistance in developing a fair value estimate as of the inception date, September 30, 2013.

The LSD-1 IPR&D valuation will be used to provide a basis in complying with the provision of Accounting Standards Codification Topic 805, *Business Combinations* (ASC 805) for financial reporting purposes. It is our understanding that the purpose of this valuation analysis will be to assist the Company with developing a fair value estimate of the LSD-1 IPR&D acquired in the reverse acquisition of "Old" Rasna Therapeutics Inc. ("Old Rasna") by Arna Therapeutics Inc. ("Arna") as of May 17, 2016.

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[1] Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*.

VALUATION APPROACHES

In our analysis of the subject assets, we will consider the following approaches to value:

The income approach is a general way of determining a value indication of a business, business ownership interest, security or asset using one or more methods that convert anticipated economic benefits into value. Under the income approach, value is measured as the present worth of anticipated future net cash flows generated by a business or asset.

The market approach is a general way of determining a value indication of a business, business ownership interest, security or asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities or assets that have been sold. The market approach is based on the principle of substitution, which reflects the premise that an informed investor would pay no more for a security or asset than he/she could pay for another security or asset of equal utility.

The cost approach is a general way of determining a valuation indication of a business, business ownership interest, security or asset using one or more methods based on the discrete cost of reproducing specific assets and liabilities. The cost approach is based on the assumption that a prudent investor would pay no more for a security or asset than the amount at which it could be replaced or reproduced.

Based on discussions with management of Rasna ("Management"), we have been instructed to employ only the cost approach, and therefore we did not consider the income or market approaches. In this regard at the respective Valuation Dates, NPM-1 and LSD-1 were at a pre-clinical stage of development.

BACKGROUND

Arna was formed in 2013 by Gabriele Cerrone, an experienced biotechnology investor, Dr. Roberto Pellicciari, a medicinal chemist, and Dr. Brunangelo Falini, a physician and microbiologist. The founders believed that the synergy caused by collaboration between the two scientists would create an effective treatment for leukemia and other cancers. Prior to Arna's formation Dr. Pellicciari and his research team at TES Pharma ("TES") invented a method to modulate the molecular target NPM-1, which was first shown to be implicated in the disease progression of leukemia by Dr. Falini. At September 30, 2013, the founders owning intellectual property contributed their assets in exchange for 10,000,000 ownership units.

On January 1, 2015, Old Rasna entered into a licensing agreement with TTFactor Srl on behalf of the Instituto Europeo di Oncologia ("IEO"). The license agreement was for the exclusive license of patents and a sublicense of a patent inbound license along with associated know-how, biologic materials and other technology relating to lysine specific demethylasc-1 (LSD1) inhibitors in the field of cancer therapeutics. Old Rasna funded additional preclinical development through May 17, 2016.

On May 17, 2016 Old Rasna and its subsidiary Falconridge Holdings Limited ("FHL") entered into an agreement of merger and plan of reorganization with Arna Therapeutics Limited. Pursuant to the agreement, Arna was merged into FHL and the shareholders of Arna received shares of New Rasna. For accounting purposes the transaction is treated as a reverse merger whereby Arna is treated as the acquirer which leads to the need to value the LSD-1 IPRD. We refer to New Rasna as the new Arna/Rasna combined entity.

VALUATION METHODOLOGY

Guidance for performing the fair value determination is provided under ASC 820-10-35-16B (Paragraph 35-16B of Section 820-10-35). According to Paragraph 35-16B, if a quoted price in an active market for the identical asset or liability is available and representative of the fair value of a reporting unit, it represents a Level 1 indication of value and should be used as the basis for measurement. In the case where a quoted price of an identical asset or liability is not available, multiple valuation techniques can be appropriate (ASC 820-10-35-24). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The hierarchy gives the highest priority to Level 1 inputs (observable quoted prices in active markets) and the lowest priority to Level 3 inputs (unobservable) (ASC 820-10-35-37).

If multiple valuation techniques are used to measure fair value, the results (respective indications of fair value) shall be evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results. A fair value measurement is the point within that range that is most representative of fair value in the circumstances.

Additional guidance on the various valuation approaches is found in ASC 350-10-35-22 and ASC 350-10-35-24.

VALUATION OF IPR&D

When a company involved in technology development is acquired in a transaction accounted for as a purchase, the activities that are classified as research and development must be accounted for in accordance with ASC 730, paragraph 25, Accounting for Research and Development Costs (ASC 730-25). ASC 730-25 states that costs shall be assigned to all identifiable tangible and intangible assets, including any resulting from research and development of the combined enterprise.

ASC 985, paragraph 20, Costs of Software to be Sold, Leased or Marketed, requires that software pass a "technological feasibility" test. According to ASC 985-20-25-2, technological feasibility is established when the enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

To qualify as IPR&D, the asset(s) as of the valuation date must have not demonstrated technological feasibility. While the above citations relate to qualify the IPR&D, changes in accounting rules now require qualified IPR&D to be capitalized.

Based on our analysis and scope of the work performed, NPM-1 and LSD-1 were not yet technologically feasible or in use as of the Valuation Dates. Management wasn't able to provide a breakout of the respective revenue stream therefore we deemed the cost approach to be appropriate in this instance. Management has determined that there are no alternative future uses for the LSD-1, and Management has provided support that NPM-1 has alternative future uses as of the Valuation Dates.

NPM-1

Arna acquired IP rights from TES and Eurema Consulting Srl ("Eurema") upon the transfer of shares between Panetta Partners Limited ("Panetta"), TES and Eurema. Panetta then assigned the IPR&D to Arna, which was accounted for as a capital contribution.

As of the September 30, 2013, Arna contributed $1.3 million in common shares of Arna for NPM-1 IPR&D. Therefore, we opined upon the consideration paid for the IPR&D to estimate the fair value of NPM-1 IPR&D.

Based on documents provided by Management and Audited financial statements of Arna Therapeutics Limited as of March 31, 2015 by BDO UK, we were able to confirm that the per share of $0.13 represents fair value as September 30, 2013. Management provided documentation regarding arm's-length transactions (7,692,308 common issuance at $0.13 per share) to further support for per share of common. Please refer to Exhibit 1.0 for details.

LSD-1

LSD-1 IPR&D was acquired in the reverse acquisition of Old Rasna Therapeutics Inc. by Arna as of, May 17, 2016, and Management requires an estimate of LSD-1 IPR&D for financial reporting purposes.

Our understanding is that the Company retained TTFactor to perform all related research and development associated with LSD-1. Based on review of the license agreement dated January 1, 2015, between TTFactor Srl and Rasna, the Company agreed to pay 100,002 Euros for costs incurred to date and to perform research and development on a going forward basis.   Additionally, the Company provided an amended license agreement which describes that Rasna agreed to pay TTFactor an additional 435,000 Euros as of May 17, 2016, regarding services rendered between September 9, 2014 to May 17, 2016.

According to Management, all research and development associated with LSD-1 were performed by TTFactor and Rasna made no other contributions to LSD-1 IPR&D beyond payments mentioned above. Therefore we considered the two payments to estimate the fair value of LSD-1 IPR&D.

CONCLUSION

Based upon the analysis presented in Exhibit 1.0, the fair value of the NPM-1 IPR&D as of September 30, 2013, is reasonably represented in the amount of $1,300,000 (rounded).

Based upon the analysis presented in Exhibit 2.0 the fair value of LSD-1 IPR&D as of May 17, 2016, is reasonably represented in the amount of $613,100 (rounded).

This valuation study consists of the following:

- This letter outlining the services performed.

- A narrative section describing the data relevant to the valuation, the considerations used in estimating value and the conclusions reached.

- Assumptions and Limiting Conditions.

- An exhibit section containing schedules and supplemental information.

To the best of our knowledge, we are independent of the Company and have no current or prospective interest in the subject assets. Our compensation for this valuation is not based or contingent on the values determined.

This analysis is intended to comply with generally accepted valuation methods as promulgated by the Uniform Standards of Professional Appraisal Practice (USPAP) and the American Society of Appraisers (ASA). This report presents only summary discussions of the data, reasoning and analyses used in the valuation process to develop our opinions of value, and is expressly subject to the Terms and Conditions included in our engagement letter and the Assumptions and Limiting Conditions contained in this report.

Thank you for this opportunity to be of service to you.

Respectfully submitted,

Hudson Valuation Group LLC

Charles Stryker
Managing Director

APPENDIX A
TERMS AND CONDITIONS

TERMS AND CONDITIONS

The terms and conditions of this engagement with Hudson Valuation Group LLC ("Hudson") are subject to and governed by the following Terms and Conditions and other terms, assumptions and conditions contained in the engagement letter.

GENERAL

This Agreement forms the entire agreement between the parties relating to the services, and replaces and supersedes any previous proposals, correspondence, understandings or other communications whether written or oral. This agreement shall be binding on all transferees, successors and assigns of both Hudson and you. Neither party shall be liable to the other for any delay or failure to perform any of the services or obligations set forth in this Agreement due to causes beyond its reasonable control. Each party acknowledges that this was a negotiated contract, and as a result, no part of this contract shall be construed against either party based on drafting of the contract. If any provision of this Agreement is determined to be invalid under any applicable statute or rule of law, it is to that extent to be deemed omitted, and the balance of the Agreement shall remain enforceable.

No delay or omission by either party in exercising any right or power shall impair such right or power or be construed to be a waiver. A waiver by either party of any of the covenants to be performed by the other or any breach thereof shall not be construed to be a waiver of any succeeding breach or of any other covenant. No waiver or discharge shall be valid unless in writing and signed by an authorized representative of the party against whom such waiver or discharge is sought to be enforced.

You acknowledge and agree that you will be solely responsible for any and all applicable sales tax due in connection with the services provided under this Agreement.

It is common practice for professional service firms such as ours, in discussions with prospective clients, to make reference to prior work, and we would like to have the opportunity to do so with respect to this assignment. Unless Client informs Hudson to the contrary, upon completion of this assignment we understand that with the Company's prior approval we will be entitled to make reference to having undertaken it, including a brief description of its objectives, in Hudson newsletters and publications and discussions with third parties regarding work opportunities.

INDEMNIFICATION

Unless otherwise prohibited by law or applicable professional standard, you shall indemnify and hold harmless Hudson and its personnel from and against any causes of action, damages (whether compensatory, consequential, special, indirect, incidental, punitive, exemplary, or of any other type or nature), costs and expenses (including, without limitation, reasonable attorneys' fees and the reasonable time and expenses of Hudson's personnel involved) brought against or involving Hudson at any time and in any way arising out of or relating to Hudson's services under this engagement, except to the extent judicially determined to have resulted from the bad faith, gross negligence, or willful or intentional misconduct of Hudson's personnel or breach of this Agreement. This provision shall survive the termination of this agreement for any reason, and shall apply to the fullest extent of the law, whether in contract, tort, or otherwise.

If any action or proceeding (any of the foregoing being a "Claim") is threatened or commenced by any third party against Hudson that you are obligated to defend or indemnify under this Agreement, then written notice thereof shall be given to you as promptly as practicable. After such notice and only so long as Hudson's and your interests with respect to the claim remain consistent, no conflict exists, and, by your control of the defense, Hudson's insurance is not voided or otherwise compromised in any way, you shall be entitled, if you so elect in writing within ten days after receipt of such notice, to take control of the defense and investigation of such Claim and to employ and engage attorneys to handle and defend the same, at your sole cost and expense, with the approval of Hudson, which approval shall not be unreasonably withheld. Hudson shall cooperate in all reasonable respects with you and your attorneys in the investigation, trial and defense of such Claim and any appeal arising therefrom; provided, however, that Hudson may, at its own cost and expense, participate, through its attorneys or otherwise, in such investigation, trial and defense of such Claim and any appeal arising therefrom. You shall enter into no settlement of a Claim that involves a remedy other than the payment of money by you without the prior consent of Hudson.

After notice by you to Hudson of your election to assume full control of the defense of any such Claim, and Hudson's approval of selected counsel, you shall not be liable to Hudson for any legal expenses incurred thereafter by Hudson in connection with the defense of that Claim. If you do not assume full control over the defense of a Claim, then you may participate in such defense, at your sole cost and expense, and Hudson shall have the right to defend you in such manner as it may deem appropriate, at your cost and expense.

LIMITATION ON DAMAGES

You agree that Hudson, any entity related to it and their respective personnel, current or former, shall not be liable to you for any claims, liabilities, or expenses relating to this engagement for an aggregate amount in excess of the fees paid by you to Hudson pursuant to this engagement, except to the extent finally judicially determined to have resulted from the bad faith or intentional misconduct of Hudson. Unless otherwise prohibited by law, in no event shall Hudson, any entity related to it or their respective personnel, current or former, be liable for consequential, special, indirect, incidental, punitive, or exemplary losses or damages relating to this engagement. This limitation on liability provision shall apply to the fullest extent of the law, whether in contract, statute, tort (such as negligence), or otherwise.

LIMITATION ON DISTRIBUTION AND USE

The report, the final estimate of value, and the prospective financial analyses (collectively, as used in this paragraph, the "Hudson Work Product") included therein are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated; they should not be relied upon for any other purpose, and no party other than the Company may rely on them for any purpose whatsoever. Neither the valuation report, its contents nor any reference to the appraiser or Hudson may be referred to or quoted in any registration statement, prospectus, offering memorandum, sales brochure, other appraisal, loan or other agreement or document given to third parties. In addition, except as set forth in the report, our analysis and report are not intended for general circulation or publication, nor are they to be reproduced or distributed to third parties other than the Company's counsel, auditors and advisors.

Notwithstanding the foregoing, if the Company desires to distribute or use the Hudson Work Product in any way not expressly contemplated by these Terms and Conditions or the Agreement, including, without limitation and by way of example, reference to Hudson by name or inclusion of any portion of the Hudson Work Product in any regulatory filing, Hudson, at our sole discretion, may permit Company to do so for a fee commensurate to the additional risk associated with such distribution or use.

As required by new U.S. Treasury rules, we inform you that, unless expressly stated otherwise, any U.S. federal tax advice contained in this letter, including attachments, is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any penalties that may be imposed by the Internal Revenue Service.

NOT A FAIRNESS OPINION

Neither our opinion nor our report are to be construed as an opinion of the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date where both the buyer and the seller have reasonable knowledge of the relevant facts.

OPERATIONAL ASSUMPTIONS

Unless stated otherwise, our analysis: (i) assumes that, as of the valuation date, the Company and its assets will continue to operate as configured as a going concern, (ii) is based on the past, present and future projected financial condition of the Company and its assets as of the valuation date, and (iii) assumes that the Company has no undisclosed real or contingent assets or liabilities, other than in the ordinary course of business, that would have a material effect on our analysis.

COMPETENT MANAGEMENT ASSUMED

It should be specifically noted that the valuation assumes the property will be competently managed and maintained over the expected period of ownership. This appraisal engagement does not entail an evaluation of management's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

NO OBLIGATION TO PROVIDE SERVICES AFTER COMPLETION

Valuation assignments are accepted with the understanding that there is no obligation to furnish services after completion of the original assignment. If the need for subsequent services related to a valuation assignment occurs, including updates, conferences, testimony, preparation for testimony, document production, interrogatory response preparation, or reprint and copy services whether by request of the Company or by subpoena or other legal process initiated by a party other than the Company, Company agrees to compensate HUDSON for its time at its standard hourly rates then in effect, plus all expenses incurred in the performance of said services. HUDSON reserves the right to make adjustments to the analysis, opinion and conclusion set forth in the report as we deem necessary by consideration of additional or more reliable data that may become available.

NO OPINION IS RENDERED AS TO LEGAL FEE OR PROPERTY TITLE

No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering or other professional advice that has been or will be obtained from professional sources.

LIENS AND ENCUMBRANCES

We will give no consideration to liens or encumbrances except as specifically stated. We will assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction.

INFORMATION PROVIDED BY OTHERS

Information furnished by others is presumed to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories and other data relating to income and expenses attributed to the business have been provided by management or its representatives and have been accepted without further verification except as specifically stated in the report.

PROSPECTIVE FINANCIAL INFORMATION

Valuation reports may contain prospective financial information, estimates or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as forecasts, prospective financial statements or opinions, predictions or as assurances that a particular level of income or profit will be achieved, that events will occur or that a particular price will be offered or accepted. Actual results achieved during the period covered by our prospective financial analysis will vary from those described in our report, and the variations may be material.

Any use of management's projections or forecasts in our analysis will not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (AICPA).
We will not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

DISPUTE RESOLUTION AND JURY TRIAL WAIVER

Because there are inherent difficulties in recalling or preserving information as the period after an engagement increases, you agree that, notwithstanding any applicable statute of limitations, any claim based on this engagement must be filed within twenty four (24) months after performance of our service.

Unless otherwise prohibited by law or applicable professional standard, each of the parties irrevocably, voluntarily and knowingly waives its right to a jury trial of any claim or cause of action based upon or arising out of this agreement or any dealings between the parties hereto relating to the subject matter hereof. The scope of this waiver is intended to be all-encompassing. It includes any and all disputes that may be filed in any court and that relate to the subject matter of this agreement, including, but not limited to, contract claims, tort claims, breach of duty claims and all other common law and statutory claims. It also includes any and all such claims that may be brought against Hudson or any of its subsidiaries and any of their respective personnel, current or former.

GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. The parties hereby irrevocably submit to the jurisdiction of the federal or state courts in the State of New York, over any dispute or proceeding arising out of this Agreement and agree that all claims in respect of such dispute or proceeding shall be heard and determined in such court. The parties to this Agreement hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection that they may have to the venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.

INDEPENDENT CONTRACTOR

It is understood and agreed that each of the parties hereto is an independent contractor and that neither party is, nor shall be considered to be, an agent, partner, joint venturer, or representative of the other. Neither party shall act or represent itself, directly or by implication, as an agent of the other or in any manner assume or create any obligation on behalf of, or in the name of, the other.

CONFIDENTIAL INFORMATION

In view of Company's proprietary rights and interests, Hudson agrees to maintain as confidential all information received from Company or obtained as a result of the performance the Services, and further agrees to limit access to any information provided by Company, or obtained as a result of the performance of the obligations hereunder to only those persons who, under Company's direct control, will be engaged in employing such information for the purposes of fulfilling the obligations under this Agreement. Hudson shall, during the term of this Agreement and for a period of five (5) years thereafter, keep all Company Confidential Information. At no time shall such information be employed for any purpose other than as described herein or published, disseminated or disclosed to any third party without the prior written consent of Company unless required by law. The foregoing obligation shall not apply to information (a) which was known to Hudson prior to this Agreement; (b) which is or becomes generally available to the public by use, publication or the like, through no fault of Hudson; (c) which is disclosed to Hudson by a third party who has the legal right to disclose such information to Hudson; or (d) which Hudson is legally required to disclose.

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